SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
30 APRIL 2004
AngloGold Ashanti Limited

(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD ASHANTI DIRECTORATE AT 1 MAY 2004

DIRECTORATE CHANGES

We advise the following changes to the board of AngloGold Ashanti (previously AngloGold):

Name

Nature of Change
Mr D.D. Barber*
Appointed as alternate to Mr P.L. Zim (previously
alternate to Mr J. Ogilvie Thompson)
Mr S.E. Jonah # Appointed a director
Mr N.F. Oppenheimer* Resigned as a director
Mr J. Ogilvie Thompson* Resigned as a director
Mr S.R. Thompson* Appointed a director
Mr P.L. Zim* Appointed a director
* w.e.f. 30 April 2004
# w.e.f. 1 May 2004
Taking account of the above the board of directors should read as follows:
Directors
Alternate
Directors
Mr R.P. Edey (British) (Chairman)
Dr T.J. Motlatsi (Deputy Chairman)
Mr R.M. Godsell (Chief Executive Officer)
Mr S.E. Jonah, KBE (Ghanaian) (President)
Mr F.B. Arisman (American)
Mr J.G. Best
Mrs E. le R. Bradley
Mr C.B. Brayshaw
Mr D.L. Hodgson
Mr A.W. Lea Mr P.G. Whitcutt
Mr W.A. Nairn Mr A.H. Calver (British)
Mr S.R. Thompson
Mr A.J. Trahar
Mr K.H. Williams
Mr P.L. Zim Mr D.D. Barber (British)
30 April 2004
JSE Sponsor - UBS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: 30 APRIL 2004 By: /s/ C R B
ULL

Name: C R Bull
Title: Company Secretary